May 6, 2014

BY EDGAR

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:     Fibria Celulose S.A.

Form 20-F for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 001-15018

Dear Mr. Hiller:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated April 28, 2014, concerning the Annual Report filed on Form 20-F for Fiscal Year Ended December 31, 2013 and filed February 28, 2014 (“2013 Annual Report”).  For your convenience, we have included the Staff’s comment below.

We have provided our response to the Staff’s question and will update or supplement the disclosures in our future filings. Our agreement to change or supplement the disclosures in our future filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the 2013 Annual Report.

Form 20-F for the Fiscal Year ended December 31, 2013

Financial Statements

Note 24(b)(i) - Comments regarding possible tax contingencies, page F-98

We note that you paid R$560,453,000 during 2013 under a tax amnesty and refinancing program to settle tax assessments related to earnings from your foreign subsidiaries. We understand you have discontinued proceedings in defense of your position that since your Hungarian subsidiary is subject to taxation in its country of incorporation, the position taken by the tax authorities violates Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes imposition of net income taxes on the net income of the Brazilian company for operations in Hungary. Given that you had only received tax assessments for such operations through 2008, please disclose the extent to which there continues to be exposure for subsequent years. Please also update your disclosure to clarify how you are now calculating income taxes on foreign subsidiary earnings and how any repatriated earnings impact your tax expense. For example, it would be helpful to explain how Article 74 of Provisional Measure 2,158 addresses your requirements to pay income taxes on earnings from foreign subsidiaries and to describe the changes in accounting you have implemented to conform.

As disclosed in Note 24 (b)(i) to the Company’s financial statements for the years ended December 31, 2013, 2012 and 2011 included in the 2013 Annual Report, the Company’s Brazilian subsidiary, Normus Empreendimentos e Participações Ltda. (“Normus”), received for each of the years from 2002 to 2008, income tax assessments from the Brazilian Federal tax authorities related to the profits of Fibria Overseas Holding Kft. (“FOH”) a subsidiary of Normus, which is organized under the laws of Hungary. These assessments were based on the provisions of article 74 of the Provisional Measure 2.158/01, which states that the profits earned each year by foreign controlled subsidiaries are subject to the payment of income tax and social contribution in Brazil in the same year at a rate of 34%, applied on the subsidiaries’ accounting profit.

Based on the advice of the Company’s external legal and tax counsel, the Company’s management understood that FOH was subject to taxation on its profits only in Hungary and therefore, that the assessment by the Brazilian federal tax authorities violated the Brazilian-Hungarian tax treaty for the avoidance of double taxation.

Nonetheless, on November 25, 2013, the Company opted to join the Brazilian tax amnesty and refinancing program (“REFIS”) for the payment of the amounts assessed by the Brazilian federal tax authorities from 2002 to 2008 as well as the profits of FOH for 2009, which have not been assessed, after analyzing the financial impact of joining the REFIS program in light of the discount on the total amount assessed, and weighing this against the possibility of loss. The REFIS program offered a discount of 30% of the total amount assessed together with the complete elimination of any related fines, interest and related legal charges. The total amount of R$560,453 was settled in cash in the amount of R$392,317 and the remaining balance of R$168,136 was offset against loss tax carryforwards.

The Company’s adherence to the REFIS program required it to withdraw its claims in the proceedings relating to its defense of these claims.  However, the Company continues to believe that its position with respect of the assessment, considering the Brazilian-Hungarian tax treaty for the avoidance of double taxation, is correct.

In relation to the potential exposure for subsequent years, at the end of 2009 and as a result of the Company’s acquisition of Aracruz, the Company’s Hungarian operations were reorganized and Fibria Trading International Kft. (“FIT”), an entity incorporated in Hungary and owned by Aracruz was contributed to FOH. Upon such contribution, the operations of FOH were transferred to FIT, FOH becoming the holding company of FIT. FOH did not generate any taxable income subsequent to the contribution. Upon completion of this reorganization, the Company is exposed to the payment of taxes on income generated by FIT for the last 5 years, according to the applicable income tax law. In 2008 and 2012, FIT generated losses; therefore, it was not subject to the payment of income taxes.  In relation to 2010, as disclosed in Note 24 (b)(vi) to the 2013 consolidated financial statements, on October 2013, the Company received a tax assessment notice, in the amount of R$ 274,835 (updated as of December 31, 2013), with respect to the earnings generated by FIT in such year. Based on the advice of our external legal and tax counsel, the probability of loss has been assessed as possible, and therefore, the Company has not recorded a provision for this tax notice. The Company did not join REFIS to settle the assessed amount, as it believes that such amount can be offset against loss carryforwards, as allowed by the Brazilian tax law, should the Company be unsuccessful in challenging the assessment. In addition, the Company is exposed to potential assessments in relation to the profits generated by FIT for the years 2009 and 2011. However, the Company believes, as advised by its internal and external legal counsel, that the probability of any potential payment is remote

Beginning in 2013, to primarily mitigate any risk of future tax assessments on this matter, among other things the Company began paying income taxes on the profits generated by foreign subsidiaries located in countries in which an international tax treaty exists with Brazil. Income tax is calculated at a 34% nominal tax rate, applied on the income that was consolidated by the Company. Should these profits be repatriated to Brazil in subsequent years, they will not be subject to future taxation in Brazil.

From an accounting perspective since the corresponding income tax is calculated on earnings that are consolidated by the Company, the Company records a provision for income taxes on an accrual basis on these foreign earnings. It should be noted that income tax expense in relation to foreign earnings did not have a material impact on the Company’s consolidated current income tax expense, as described in Note 15 (b), in the line item “taxes from foreign subsidiaries”. The Company will update its disclosure to clarify how it calculates income taxes on foreign subsidiary earnings and how any repatriated earnings impact the tax expense, in its next interim financial statement as of June 30, 2014, including a description of how Article 74 of Provisional Measure 2,158/01 addresses the requirement to pay income taxes on earnings from foreign subsidiaries, as follows:

“Starting in 2013 the Company began paying income taxes on the profits generated by foreign subsidiaries in accordance with Article 74 of Provisional Measure 2,158/01 which states that profits earned each year by foreign controlled subsidiaries, are subject to the payment of income tax and social contribution in Brazil in the same year, at a rate of 34%, applied on the subsidiaries’ accounting profit before income taxes.  The repatriation of these profits in subsequent years is not subject to future taxation in Brazil. The Company records a provision for income taxes on foreign subsidiaries on an accrual basis. The Company decided to start paying these taxes primarily to mitigate any risk of future tax assessments on this matter, among other things. However, the Company continues to believe that its position with regards to the applicability of the international tax treaties for the avoidance of double taxation should prevail over the provisions of Article 74 of Provisional Measure 2,158/01”.

It should be noted that considering the complexity of the Brazilian tax system and especially due to the lack of final judicial position regarding the proper taxation of profits earned by foreign subsidiaries of Brazilian companies, the Company intends to continue analyzing the development of this matter and the corresponding consequences.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55 11 2138 4565 or as-ir@fibria.com.br if you have any questions about this response letter

Very truly yours,

Fibria Celulose S.A.
By	/s/ Guilherme Perboyre Cavalcanti
Name: Guilherme Perboyre Cavalcanti
Title: Chief Financial Officer

cc: John Cannarella

Kimberly Calder